SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

BAYTEX ENERGY LTD.

(Translation of registrant’s name into English)

2200, 205 — 5TH AVENUE S.W.

CALGARY, ALBERTA, CANADA

T2P 2V7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                              Form 40-F   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY LTD.
(Registrant)
By:	/s/ John G. Leach
Name:	John G. Leach
Title:	Vice President, Finance and Administration

Dated: May 26, 2003

Form 6-K Table of Contents

Exhibit No.	Document

1.	Interim Consolidated Financial Statements for the Three Months ended March 31, 2003
2.	Management’s Discussion and Analysis for the Three Months ended March 31, 2003